Annex A

         Borden Holdings, Inc. and BW Holdings, LLC jointly file this Form 3 with Borden, Inc. The address of Borden Holdings, Inc. and BW Holdings, LLC is 2711 Centerville Road, Wilmington, Delaware 19808.
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                                    Annex B

         Beneficial Ownership is based solely on the provisions of a Voting Agreement, dated as of December 18, 1998 (the "Voting Agreement"), among Borden Chemical, Inc., a Delaware corporation, SII Acquisition Company, a Virginia corporation, and Phillip S. Sumpter and Katherine G. Sumpter, Irvine
R. Spurlock and Harold N. Spurlock, Sr., Spurlock Family Corporation, Spurlock Family Limited Partnership, Trustees u/a with Harold N. Spurlock, Sr. and Trustees u/a with Irvine R. Spurlock (the "Stockholders") pursuant to which among other things, the Stockholders have agreed to vote 3,695,800 shares of common stock of Spurlock Industries, Inc. in favor of the Merger (as defined in the Agreement and Plan of Merger, dated as of December 18, 1998 (the "Merger Agreement"), among Borden Chemical, Inc., SII Acquisition Company, and Spurlock Industries, Inc.) and of certain related agreements and actions and against certain other enumerated related actions or agreements. Subject to the terms and conditions of the Voting Agreement, the Stockholders have also agreed, among other things, to restrictions on transfer of their common stock of Spurlock Industries, Inc., to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions. A description of the Voting Agreement is contained in the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on December 28, 1998, which is incorporated herein by reference.